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Exhibit 11.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED
EARNINGS PER SHARE

(In Millions, Except Per Share Data)

	Three Months Ended		Nine Months Ended
	November 2, 2003	November 3, 2002	November 2, 2003	November 3, 2002
BASIC
Net Earnings Available to Common Shareholders	$1,147	$940	$3,353	$2,978

Weighted Average Common Shares	2,280	2,337	2,289	2,347

Basic Earnings Per Share	$0.50	$0.40	$1.46	$1.27

DILUTED
Net Earnings Available to Common Shareholders	$1,147	$940	$3,353	$2,978

Weighted Average Common Shares	2,280	2,337	2,289	2,347
Effect of Potentially Dilutive Securities:
Employee Stock Plans	7	6	6	9

Diluted Weighted Average Common Shares	2,287	2,343	2,295	2,356

Diluted Earnings Per Share	$0.50	$0.40	$1.46	$1.26

        Employee stock plans represent options and shares granted under the Company's employee stock purchase, stock option and deferred compensation stock plans. Options to purchase 64.8 million and 72.1 million shares of common stock at November 2, 2003 and November 3, 2002, respectively, were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

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THE HOME DEPOT, INC. AND SUBSIDIARIES COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE